     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 1996
                                                     REGISTRATION NO. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          AMERICA WEST AIRLINES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                4512                                  86-0418245
    (STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                                                                        STEPHEN L. JOHNSON
                                                                       SENIOR VICE PRESIDENT
                                                                    AMERICA WEST AIRLINES, INC.
        4000 EAST SKY HARBOR BOULEVARD                            4000 EAST SKY HARBOR BOULEVARD
            PHOENIX, ARIZONA 85034                                     PHOENIX, ARIZONA 85034
                (602) 693-0800                                            (602) 693-0800
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
  INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL           NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
              EXECUTIVE OFFICES)

                            ------------------------
                                With Copies to:

                                DAVID J. GRAHAM
                             ANDREWS & KURTH L.L.P.
                           4200 TEXAS COMMERCE TOWER
                              HOUSTON, TEXAS 77002
                                 (713) 220-4200
                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time, which time is to be determined by the Selling Securityholders.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

==================================================================================================
                                                                  PROPOSED MAXIMUM
                                              PROPOSED MAXIMUM       AGGREGATE         AMOUNT OF
 TITLE OF SHARES              AMOUNT TO BE    AGGREGATE PRICE         OFFERING        REGISTRATION
 TO BE REGISTERED              REGISTERED        PER SHARE             PRICE             FEE(1)

- --------------------------------------------------------------------------------------------------
Class B Common Stock......   804,334 Shares        $21.25           $17,092,098          $5,894
==================================================================================================

(1) Fee calculated pursuant to Rule 457(c) based on the average of the high and low sale prices reported on the New York Stock Exchange on March 28, 1996.
                            ------------------------
     PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT ALSO RELATES TO (I) 1,200,000 SHARES OF CLASS A COMMON STOCK, (II) 6,019,672 SHARES OF CLASS B COMMON STOCK AND (III) 5,735,900 WARRANTS TO PURCHASE CLASS B COMMON STOCK PREVIOUSLY REGISTERED UNDER A REGISTRATION STATEMENT ON FORM S-3, REGISTRATION NO. 33-54243.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                          AMERICA WEST AIRLINES[tm]

                    1,200,000 SHARES CLASS A COMMON STOCK
                    6,762,306 SHARES CLASS B COMMON STOCK
                   5,735,900 CLASS B COMMON STOCK WARRANTS
                            ------------------------

     This Prospectus relates to (i) 1,200,000 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of America West Airlines, Inc. ("America West" or the "Company"), (ii) 6,762,306 shares of Class B Common Stock, par value $.01 per share, of the Company ("Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), and (iii) 5,735,900 warrants, each entitling the holder thereof to purchase one share of Class B Common Stock for $12.74 at any time prior to August 25, 1999 and such shares of Class B Common Stock (the "Warrants," and together with the Common Stock, the "Securities"). The Securities may be offered by the Selling Securityholders (as defined herein) from time to time in transactions in the over-the-counter market, on a national securities exchange or otherwise at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities to or through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Securities for whom such underwriters, brokers, dealers or agents may act. The Company will not receive any of the proceeds from the sale of any of the Securities by the Selling Securityholders.

     Holders of Class B Common Stock are entitled to one vote per share, and holders of Class A Common Stock are entitled to 50 votes per share on all matters submitted to a vote of common stockholders, except that voting rights of holders who are not United States citizens are limited as described herein. The Class B Common Stock and the Warrants are listed on the New York Stock Exchange. The Company does not intend to file an application to have the Class A Common Stock listed on any national securities exchange and does not expect an active trading market to develop for the Class A Common Stock.

     The Selling Securityholders and any underwriters, brokers, dealers or agents participating in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 as amended (the "Securities Act"), and any profit on the sale of the Securities by the Selling Securityholders and any commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. Pursuant to the terms of the Registration Rights Agreements (as hereinafter defined) the Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

     Underwriters, brokers, dealers or agents effecting transactions in the Securities should confirm the registration thereof under the securities laws of the state in which such transactions will occur, or the existence of any exemption from registration.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.
                            ------------------------

                  The date of this Prospectus is April 1, 1996

                             AVAILABLE INFORMATION

     America West Airlines, Inc. ("America West" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning America West can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Class B Common Stock and the Warrants are listed on the New York Stock Exchange and the Company's registration statements, reports, proxy and information statements and other information may also be inspected at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005.

     Pursuant to Rule 429 under the Securities Act of 1933, as amended, this Prospectus relates to Securities registered under the Registration Statement of which this Prospectus is a part and Registration Statement No. 33-54243. This Prospectus does not contain all of the information set forth in such Registration Statements and the exhibits and schedules thereto. For further information with respect to America West and the Securities offered hereby, reference is made to the Registration Statements, including the exhibits and schedules thereto. The Registration Statements can be inspected at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company is a Delaware corporation. Its executive offices are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034, and its telephone number is (602) 693-0800.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates herein by reference (i) its Annual Report on Form 10-K for the year ended December 31, 1995 and (ii) the description of the Class B Common Stock contained in its Registration Statement on Form 8-A, as filed with the Commission pursuant to the Exchange Act.

     All documents filed by the Company pursuant to Section 13(a), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus, and to be a part hereof from the date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to Patricia Penwell, Corporate Secretary, America West Airlines, Inc., 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034 (telephone (602) 693-0800).

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

     America West Airlines, Inc. is the ninth largest commercial airline carrier in the United States, operating through its principal hubs located in Phoenix, Arizona and Las Vegas, Nevada and a mini-hub located in Columbus, Ohio. The Company believes it is the lowest cost full service carrier in the United States and, during 1995, generated the second highest operating margin among the major domestic airlines. At December 31, 1995, the Company served 51 destinations, including five destinations in Mexico and one in Canada, with a fleet of 93 aircraft. The Company offers service to an additional 23 destinations through an alliance agreement with Continental Airlines, Inc. ("Continental") and 17 commuter service and regional destinations through an alliance agreement with Mesa Air Group, Inc. ("Mesa").

     America West is the leading airline serving Phoenix and Las Vegas, with approximately 35% and 26% of total revenue passenger miles, respectively, based on the twelve months ended September 30, 1995. The Phoenix and Las Vegas airports are the seventh and thirteenth largest airports in the United States as measured by passenger enplanements. In addition, these cities are among the fastest growing in the nation. The Company believes these hubs are well positioned for continued growth due to their geographically favorable locations with strategic access to key Southwestern and West Coast markets, relatively low operating costs, year-round fair weather and modern, uncongested facilities. Substantially all of the Company's passenger traffic is channeled into or through its hubs, which serve as gateways for the Company's route network. Through its hub and spoke system, the Company serves more markets with greater frequency than would be possible with the same number of aircraft in a point-to-point route system.

     America West operates with one of the lowest cost structures among the major U.S. airlines. The Company's operating cost per available seat mile ("ASM") for 1995 was 7.19 cents, which was approximately 16% less than the average operating cost per ASM of the eight largest other domestic full service airlines. Management believes that the Company's low cost structure is a significant competitive advantage relative to other full service carriers and also enables the Company to compete effectively against low cost carriers in its short-haul local markets. As a full service airline, the Company believes it distinguishes itself from other low cost carriers by offering passenger services that include assigned seating, meal service, participation in computerized reservation systems, interline ticketing, first class cabins, baggage transfer and various other services.

     The Company completed its reorganization under Chapter 11 of the U.S. Bankruptcy Code in August 1994, after having filed for protection in June 1991. Following a restructuring implemented during its bankruptcy proceedings, the Company has achieved 12 consecutive quarters of profitability, beginning with the first quarter of 1993. The Company's bankruptcy filing was the result of a combination of adverse industry factors and the Company's rapid expansion beyond its core base of operations. From 1990 to 1992, the airline industry experienced significant operating losses attributable in large part to high fuel prices, depressed traffic levels and intense fare competition brought about by the Persian Gulf conflict, a fear of terrorism in the United States and the deepening national recession. America West was acutely affected by these conditions, which occurred at a time when the Company's indebtedness had increased significantly to finance expansion. While in bankruptcy, the Company, under new leadership, developed and implemented a restructuring plan focusing on the Company's competitive strengths, which included its hub positions in Phoenix and Las Vegas and its low cost structure. The Company reduced its fleet from five aircraft types to three, eliminated routes that did not adequately support strategic objectives and implemented cost reduction programs. Due in part to these measures and improved economic and industry conditions, total operating revenues grew by 19.8% during the period from 1992 through 1995, while total operating expenses declined by 2.0%.

                                    STRATEGY

     America West's strategy seeks to achieve additional revenue growth and profitability by capitalizing on the Company's key competitive strengths while maximizing financial flexibility. This strategy focuses on (i) strengthening the Company's position in its existing hubs through strategic expansion, (ii) maintaining its position as a leading low cost full service carrier, (iii) operating a modern and efficient fleet, and (iv) continuing to develop its passenger base through key alliances. Principal elements of the Company's strategy are as follows:

     Strengthen Position in Existing Hubs through Strategic Expansion. America West's growth plan is designed to capitalize on its strong positions in its Phoenix and Las Vegas hubs. In connection with the Company's restructuring, the Company's operations in Phoenix contracted somewhat during a period when airlines generally were expanding their strategic hub operations. In February 1996, the Company began implementation of its two-year plan to expand its principal hub operations and increase connecting traffic and service to longer-haul nonstop markets. The expansion plan provides for an increase in available seat miles of 29% and total departures of 17% and the addition of at least eight new cities to the Company's route network.

     As the Company adds aircraft required to support the expansion of the Phoenix hub, the Company intends to continue to optimize asset utilization through the expansion of its Nite Flite service to Las Vegas. By utilizing aircraft for this service that would otherwise be idle overnight, the Company is able to compete in a low cost market segment without diminishing asset availability for use in its Phoenix operations. The Company believes that its existing service at its Columbus mini-hub is adequate based on current demand.

     Maintain its Position as a Leading Low Cost Full Service Airline. America West is committed to maintaining its low cost structure, which the Company has achieved primarily through its favorable labor costs per ASM and asset utilization enhancements. The Company has focused on increasing productivity at all levels. In 1995, the Company's workforce decreased by 18.7% despite an increase in ASMs of 7.5%. In May 1995, a five-year collective bargaining agreement with the Company's pilots became effective. The terms of this contract are consistent with the Company's goal of maintaining a low cost structure. In December 1995, the Company outsourced its heavy aircraft maintenance, which reduced the Company's workforce by approximately 500. Aircraft utilization has been enhanced through a restructuring of the Company's route network including expansion of its Las Vegas Nite Flite program. The Company's fleet configuration, consisting of three aircraft types, permits the Company to minimize spare parts inventories and simplify maintenance and training operations.

     Operate a Modern and Efficient Fleet. The Company enjoys operational efficiencies due to its modern, fuel efficient fleet. At December 31, 1995, the Company's fleet consisted of 61 Boeing 737s, 18 Airbus A320s and 14 Boeing 757s, with an average age of approximately 9.9 years. Most of the Company's existing aircraft are held under leases, including leases on 23 aircraft expiring prior to December 1998. As a result, in the event general economic conditions change adversely, the Company may reduce its fleet size by not renewing expiring aircraft leases. Management currently intends to lease the additional aircraft necessary to support the Company's expansion plan.

     Continue to Develop Passenger Base through Alliances. The Company plans to continue to capitalize on its alliance agreement with Continental to further expand the Company's passenger base while achieving cost savings through the reduction of redundant labor and facilities. This agreement provides for codesharing arrangements, coordination of flight schedules, linking of frequent flyer programs, sharing of ticket counter space, coordination of ground handling operations and joint purchasing and marketing efforts. Through codesharing, each airline is able to offer additional destinations to its customers without materially increasing operating and capital expenses. Management believes that its codesharing activities result in increased demand for travel on America West and intends to pursue additional alliances as opportunities warrant.

     As a part of America West's ongoing strategy, the Company from time to time evaluates opportunities for additional alliances and code sharing arrangements as well as investment opportunities pursuant to which the Company may capitalize on its key strengths and market position.

                       SUMMARY DESCRIPTION OF SECURITIES

     The principal terms of the Common Stock and Warrants are summarized below. For a more complete description, see "Description of Capital Stock" and "Description of Warrants," respectively. The Selling Securityholders will receive all of the net proceeds from the sale of the Securities offered hereby, and the Company will not receive any proceeds from the Offering.

Common Stock:

Securities Registered............    1,200,000 shares of Class A Common Stock
                                     6,762,306 shares of Class B Common Stock(1)

Common Stock Outstanding.........    1,200,000 shares of Class A Common Stock
                                    44,141,330 shares of Class B Common Stock(2)
          Total..................   45,341,330 shares of Common Stock

Voting Rights....................   Class A Common Stock and Class B Common
                                    Stock have identical economic rights and privileges and rank equally, share ratably, and are identical in all respects as to all matters other than voting rights. The Class
                                    A Common Stock votes together with the
                                    Class B Common Stock on all matters except as otherwise required by law. Each share of Class B Common Stock has one vote; each share of Class A Common Stock has 50 votes.

Listing..........................   The Class B Common Stock is listed on the
                                    New York Stock Exchange. The Company does not intend to apply for listing of the Class A Common Stock on any national securities exchange or authorization for quotation on the NASDAQ System. The Company does not expect that an active trading market for the Class A Common Stock will develop.

Class B Common Stock Trading
Symbol...........................   "AWA"
- ---------------
(1) Includes 655,000 shares of Class B Common Stock underlying stock options.
(2) As of December 31, 1995, excludes 12,538,619 shares of Class B Common Stock reserved for issuance upon exercise of outstanding Warrants and options.

Warrants:

Securities Registered............   5,735,900 Warrants, each entitling the
                                    holder to purchase one share of Class B
                                    Common Stock at a price of $12.74 per share and such shares of Class B Common Stock.

Warrants Outstanding.............   10,380,286 Warrants(1)

Expiration.......................   The Warrants are exercisable by the holders
                                    at any time prior to August 25, 1999.

Redemption.......................   The Warrants are not redeemable.

Anti-Dilution....................   The number of shares of Class B Common
                                    Stock purchasable upon exercise of each
                                    Warrant is subject to adjustment in certain events, including (i) the issuance of a dividend in or other distribution of Common
                                    Stock to holders of Common Stock; (ii)
                                    certain combinations, subdivisions or
                                    reclassifications of the Common Stock; and
                                    (iii) certain rights issuances.

Voting Rights....................   Warrant holders have no voting rights.

Listing..........................   The Warrants are listed on the New York
                                    Stock Exchange.

Warrants Trading Symbol..........   "AWAws"
- ---------------
(1) As of December 31, 1995.

                             SUMMARY FINANCIAL DATA

     The following table summarizes certain financial and operating data with respect to the Company contained elsewhere or incorporated by reference in this Prospectus and should be read in conjunction therewith. Statements of income data and balance sheet data for, and as of the year ended December 31, 1995, the period August 26 through December 31, 1994, the period January 1 through August 25, 1994 and the year ended December 31, 1993 are derived from the audited financial statements of the Company. The data presented below should be read in conjunction with the financial statements for the respective periods, the related notes and the independent auditors' report incorporated by reference herein. As a result of the adoption of fresh start reporting as of August 25, 1994, results for periods after such date are not comparable to prior periods.

                                                               REORGANIZED COMPANY      |      PREDECESSOR COMPANY(1)
                                                          ----------------------------- |   --------------------------
                                                                           PERIOD FROM  |   PERIOD FROM
                                                           YEAR ENDED      AUGUST 26 TO |   JANUARY 1 TO    YEAR ENDED
                                                          DECEMBER 31,     DECEMBER 31, |    AUGUST 25,     DECEMBER 31,
                                                              1995             1994     |       1994            1993
                                                          ------------     ------------ |    ----------     -----------
                                                                                        |
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND
                                                                                 OPERATING DATA)
STATEMENTS OF INCOME DATA:                                                              |
Operating revenues.......................................  $1,550,642       $  469,766  |    $ 939,028       $1,325,364
Operating income.........................................     154,732           38,871  |      107,506          121,054
Income (loss) before income taxes and extraordinary                                     |
  items..................................................     108,378           19,736  |     (201,209)          37,924
Income (loss) before extraordinary items.................      54,770            7,846  |     (203,268)          37,165
Extraordinary items(2)...................................        (984)              --  |      257,660               --
Net income...............................................      53,786            7,846  |       54,392           37,165
Earnings per share(3):                                                                  |
  Primary................................................        1.16              .17  |         1.99             1.50
  Fully diluted..........................................        1.15              .17  |         1.41             1.04
BALANCE SHEET DATA (AT END OF PERIOD):                                                  |
Working capital deficiency...............................  $  (70,416)      $  (47,927) |    $(163,572)      $ (124,375)
Total assets.............................................   1,588,709        1,545,092  |    1,053,780        1,016,743
Long-term debt, less current maturities(4)...............     373,964          465,598  |      597,839          620,992
Total stockholders' equity (deficiency)..................     649,472          595,446  |     (286,395)        (254,262)
OPERATING DATA:                                                                         |
Available seat miles (in millions).......................      19,421            6,424  |       11,636           17,190
Revenue passenger miles (in millions)....................      13,313            3,972  |        8,261           11,221
Passenger load factor (%)................................        68.5             61.8  |         71.0             65.3
Yield per revenue passenger mile (cents).................       10.91            11.02  |        10.68            11.11
Passenger revenue per available seat mile (cents)........        7.48             6.81  |         7.58             7.25
Operating cost per available seat mile (cents)...........        7.19             6.71  |         7.15             7.01
Full time equivalent employees (at end of period)........       8,712           10,715  |       10,849           10,544

- ---------------
(1) Includes net expenses incurred by the Predecessor Company in connection with its reorganization of $273.7 million for the period January 1 to August 25, 1994 and $25.0 million for the year ended December 31, 1993.

(2) Includes (i) an extraordinary loss of $984,000 in 1995 resulting from the exchange of debt by the Company and (ii) an extraordinary gain of $257.7 million in the period from January 1 to August 25, 1994 resulting from the discharge of indebtedness pursuant to the consummation of the Company's Plan of Reorganization.

(3) Historical per share data for the Predecessor Company are not meaningful since the Company has been recapitalized and has adopted fresh start reporting as of August 25, 1994.

(4) Includes certain balances reported as "Estimated Liabilities Subject to Chapter 11 Proceedings" for the Predecessor Company.

                                  RISK FACTORS

FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

     This prospectus contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that may have a direct bearing on America West's results are competitive practices in the airline industry generally and particularly in the Company's principal markets, the ability of the Company to meet existing financial obligations in the event of adverse industry or economic conditions or to obtain additional capital to fund future commitments and expansion, the Company's relationship with employees and the terms of future collective bargaining agreements and the impact of current and future laws and governmental regulations affecting the airline industry and the Company's operations.

COMPETITIVE INDUSTRY CONDITIONS

     The airline industry is highly competitive and industry earnings are volatile. From 1990 to 1992, the airline industry experienced unprecedented losses due to high fuel costs, general economic conditions, intense price competition and other factors. Airlines compete on the basis of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. The airline industry is susceptible to price discounting, which involves the offering of discount or promotional fares to passengers. Any such fares offered by one airline are normally matched by competing airlines, which may result in lower industry yields without a corresponding increase in traffic levels.

     Most of the Company's markets are highly competitive and are served by larger carriers with substantially greater financial resources than the Company. Also, in recent years several new carriers have entered the industry, typically with low cost structures. In some cases, new entrants have initiated or triggered further price discounting. The entry of additional new carriers on many of the Company's routes, as well as increased competition from or the introduction of new services by established carriers, could negatively impact America West's results of operations.

LEVERAGE; FUTURE CAPITAL REQUIREMENTS

     At December 31, 1995, the Company had $428.1 million of long-term indebtedness (including current maturities). America West does not have available lines of credit or significant unencumbered assets. The Company may be less able than certain of its competitors to withstand adverse industry conditions or a prolonged economic recession. In addition, at December 31, 1995, the Company had commitments for a total of 24 Airbus A320-200 aircraft for delivery beginning in 1999. The aggregate net cost of such aircraft is based on formulae that include certain price indices (including indices for various aircraft components such as metal products) for periods preceding the various delivery dates. Based on an assumed 5% annual price escalation, the Company estimates such aggregate net cost to be approximately $1.2 billion. The Company has arranged for financing for up to one-half of the commitment relating to such aircraft and will require substantial capital from external sources to meet its remaining financial commitment. There can be no assurance that the Company will be able to obtain such capital in sufficient amounts or on acceptable terms. In addition, pursuant to the Company's growth plan, the Company is expanding its fleet, increasing frequencies to existing cities and adding destinations to its route system. This expansion will require the lease of additional aircraft. There can be no assurance that the Company will be able to negotiate such leasing arrangements in sufficient amounts or on acceptable terms.

INCREASES IN FUEL PRICES

     Fuel costs constituted approximately 12.5% of America West's total operating expenses during 1995. A one cent per gallon change in fuel price would affect the Company's annual operating results by approximately $3 million at 1995 consumption levels. Accordingly, either a substantial increase in fuel prices or the lack of adequate fuel supplies in the future would likely have a material adverse effect on the operating results of the Company. Fuel price increases or supply shortages can occur at any time as a result of, among other things, geopolitical developments and markets for other petroleum-based products including heating oil. The Company purchases fuel on standard trade terms under master agreements. The Company does not currently hedge its fuel costs but may elect to do so in the future.

LABOR NEGOTIATIONS

     In October 1993, the Air Line Pilots Association ("ALPA") was certified by the National Mediation Board as the bargaining representative of the Company's pilots. In May 1995, a five-year collective bargaining agreement with the Company's pilots became effective. In June 1994, the National Mediation Board (the "NMB") accepted the Association of Flight Attendants' ("AFA") petition to represent the Company's flight attendants. In September 1994, the Company's flight attendants voted in favor of AFA representation and contract negotiations are ongoing. In January 1996, the Company's ground operations workers petitioned the NMB for a union representation election requesting that the Transportation Workers Union represent them. In January 1996, the International Brotherhood of Teamsters filed an application with the NMB seeking to be certified as the bargaining representative for the Company's mechanics, including related personnel. There have been numerous attempts by unions to organize the employees of the Company, and the Company expects such organization efforts to continue in the future. The Company cannot predict the terms of any future collective bargaining agreement and therefore the effect, if any, on the Company's operations or financial condition.

GOVERNMENT REGULATION

     The Company is subject to the Federal Aviation Act of 1958, as amended, under which the Department of Transportation (the "DOT") and the Federal Aviation Administration (the "FAA") exercise regulatory authority. This regulatory authority includes (i) the determination and periodic review of the fitness (including financial fitness) of air carriers; (ii) the certification and regulation of flight equipment; (iii) the approval of personnel who may engage in flight, maintenance and operations activities; and (iv) the approval of flight training activities and the enforcement of minimum air safety standards set forth in FAA regulations. In accordance with the Airline Deregulation Act of 1978, domestic airline fares and routes are no longer subject to significant regulation. The DOT maintains authority over international aviation, subject to review by the President of the United States, and has jurisdiction over consumer protection policies, computer reservation system issues and unfair trade practices.

     In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspections and maintenance procedures to be conducted on older aircraft. At December 31, 1995, the Company's fleet consisted of 93 aircraft of which 22 aircraft meet the FAA's Stage II (but not Stage III) noise reduction requirements and must be retired or significantly modified prior to the year 2000. These modifications may require substantial capital expenditures. Management is currently considering its options regarding such aircraft. Additional laws and regulations have been proposed from time to time that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have been considered from time to time that would prohibit or restrict the ownership and transfer of airline routes or slots.

CONCENTRATION OF VOTING POWER; INFLUENCE OF CERTAIN PRINCIPAL STOCKHOLDERS

     At March 1, 1996, TPG Partners, L.P. ("TPG") (together with its affiliates TPG Parallel I, L.P. ("TPG Parallel") and Air Partners II, L.P. ("Air Partners II")), Continental and Mesa owned in the aggregate approximately 6.0 million shares of the outstanding Class B Common Stock (assuming the exercise of all Warrants held by such persons) and 100% of the Company's Class A Common Stock, and thereby controlled approximately 61% of the total voting power of America West. As a result, TPG, TPG Parallel, Air Partners II, Continental and Mesa, whose shares are subject to the terms of a Stockholders' Agreement (defined herein), are able to elect a majority of their designees to the Board of Directors and otherwise to control the Company by, among other things, taking or approving actions to (i) amend the America West charter or effect a merger, sale of assets or other major corporate transaction;
(ii) defeat any takeover attempt; (iii) determine the amount of dividends, if any, paid to themselves and the other holders of Common Stock; and (iv) otherwise control the outcome of virtually all matters submitted for a vote of the stockholders of the Company, subject to certain restrictions. Mesa and Continental are engaged in the airline industry and are parties to alliance agreements with the Company. The general partner of each of TPG, TPG Parallel and Air Partners II is a limited partnership whose general partner is TPG Advisors, Inc., a Delaware corporation. The executive officers and directors of TPG Advisors, Inc. are David Bonderman, James G. Coulter, William Price, James O'Brien, Richard P. Schifter and Richard Ekleberry. Mr. Bonderman, Mr. Coulter and Mr. Price, through their positions in Air Partners, L.P., a partnership formed to participate in the funding of the reorganization of Continental and a significant shareholder of Continental, may be deemed to own beneficially a significant percentage of Continental's common stock. Mr. Bonderman is also a director and chairman of the board of directors of Continental and Mr. Price is a director of Continental. Larry L. Risley, a director of the Company, is the chairman and chief executive officer of Mesa. As a result, there can be no assurance that the interests of Continental, Mesa, TPG, TPG Parallel and Air Partners II will not differ from the interests of the Company or that any such party will not seek to influence the Company in a manner that serves their interests.

     Pursuant to the terms of the Stockholders' Agreement, AmWest Partners, L.P. ("AmWest"), a limited partnership in which TPG, TPG Parallel, Air Partners II, Continental and Mesa participated, agreed to certain limitations on its ability to control the Company, including, that for a three-year period beginning on August 25, 1994 (the "Effective Date"), the Company shall have a Board of Directors of up to 15 members, six members of which may be designated by parties other than AmWest or its partners (including three Creditors' Committee Directors, one Equity Committee Director, one Independent Company Director and one GPA Director, as such terms are defined in the Stockholders' Agreement). In addition, the Stockholders' Agreement provides that until the first annual meeting after August 25, 1997, the approval of certain transactions in which AmWest or its affiliates may participate will require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of each class of common stock of the Company entitled to vote, voting as a single class and excluding any shares owned by AmWest or any of its affiliates (other than Mesa). Transactions to which such restriction applies include any merger or consolidation of the Company with or into AmWest or any of its affiliates, any sale or other disposition of all or a substantial part of the assets of the Company to AmWest or any of its affiliates and certain other transactions with or involving the Company in which AmWest or any of its affiliates would acquire an increased percentage ownership of voting equity securities in the Company. The shareholder voting requirements specified above will not apply to a proposed action approved or recommended by (i) the Board of Directors and (ii) at least three Independent Directors, unless otherwise required by applicable law. The Company does not believe these restrictions will have any adverse effects on the stockholders of the Company. Upon the dissolution of AmWest on the Effective Date, the provisions of the Stockholders' Agreement with respect to AmWest became binding upon TPG, TPG Parallel, Air Partners II, Continental and Mesa.

LIMITATION ON VOTING BY FOREIGN OWNERS

     The Company's Restated Certificate of Incorporation provides that no more than 25% of the voting stock of the Company may be beneficially owned or controlled by persons who are not U.S. citizens and that the voting rights of such persons are subject to automatic suspension to the extent required to ensure that the Company is in compliance with applicable laws relating to ownership or control of a U.S. carrier. United States law currently requires that no more than 25% of the voting stock of the Company (or any other domestic airline) may be owned, directly or indirectly, by persons who are not U.S. citizens. See "Description of Capital Stock -- Limitation on Voting by Foreign Owners."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Securities by the Selling Securityholders.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1995.

                                                                          DECEMBER 31, 1995
                                                                         --------------------
                                                                            (IN THOUSANDS)
    Long-term debt, including current maturities.....................         $  428,121
    Stockholders' equity:
      Class A common stock (1,200,000 shares authorized and 1,200,000
         shares issued and outstanding)..............................                 12
      Class B common stock (100,000,000 shares authorized and
         44,141,330 shares issued and outstanding(1))................                441
      Additional paid-in capital.....................................            588,927
      Retained earnings..............................................             61,632
      Less treasury stock, 112,000 shares of Class B common stock at
         cost........................................................             (1,540)
                                                                              ----------
              Total stockholders' equity.............................            649,472
                                                                              ----------
    Total capitalization.............................................         $1,077,593
                                                                              ==========

- ---------------
(1) Excludes 12,538,619 shares of Class B Common Stock reserved for issuance upon exercise of Warrants and options at December 31, 1995.

                            SELLING SECURITYHOLDERS

     The Selling Securityholders are shown in the table below. In connection with the Company's reorganization, the partners of AmWest, together with Lehman Brothers Holdings Inc. ("Lehman") and Fidelity Management Trust Company and certain of its affiliates ("Fidelity"), as assignees of AmWest, invested $205.3 million in consideration for the issuance of securities by the Company, consisting of 1,200,000 shares of Class A Common Stock at a price of $7.467 per share; 12,981,636 shares of Class B Common Stock, including 12,259,821 shares at a price of $7.467 per share and 721,815 shares at $8.889 per share; 2,769,231 Warrants; and $100 million principal amount of senior notes. In addition, TPG and Fidelity, as the holders of preferred equity interests of the Company, each received $250,000 and TPG purchased 125,000 shares of Class B Common Stock (representing shares acquired pursuant to certain subscription rights at a price of $8.889 per share). The Company also executed letter agreements with Fidelity and Lehman reflecting the principal terms relating to the settlement of certain prepetition claims held by Fidelity and by Lehman. Pursuant to these letters, on October 14, 1994, the Company issued additional senior notes to Fidelity and Lehman. See "-- Certain Transactions."

     In exchange for certain concessions principally arising from cancellation of the right of GPA to lease to America West 10 Airbus A320 aircraft at specified rates, GPA, received 900,000 shares of Class B Common Stock; 1,384,615 Warrants; a cash payment of approximately $30.5 million; the right to require the Company to lease up to eight aircraft; and the right to designate one director of the Company for so long as GPA owns 2% of the voting equity securities (assuming the exercise of all Warrants) of the Company. GPA subsequently sold its 900,000 shares of Class B Common Stock.

     The Registration Statement of which this Prospectus is a part also covers shares (and shares underlying options) held by William A. Franke, the Company's Chairman and Chief Executive Officer. Of such shares, 125,000 were issued to Mr. Franke in connection with a Reorganization success bonus. The remaining shares and options were issued to Mr. Franke pursuant to his employment agreement with the Company.

     The following table sets forth as of March 1, 1996 the name of each Selling Securityholder and the amount of the Securities owned by each such Selling Securityholder which are subject to being offered hereby. Securities subject to being offered hereby represent all of the Securities held by the Selling Securityholders.

                                CLASS A COMMON
                                     STOCK
                                   OWNED AND              CLASS B         COMBINED CLASS    SHARES OF     WARRANTS
                                  SUBJECT TO           COMMON STOCK        A & B VOTING      CLASS B      OWNED AND
                                   OFFERING              OWNED(1)           PERCENTAGE     COMMON STOCK    SUBJECT
                              -------------------   -------------------       BEFORE        SUBJECT TO       TO
                               SHARES     PERCENT    SHARES     PERCENT      OFFERING        OFFERING     OFFERING
                              ---------   -------   ---------   -------   --------------   ------------   ---------
TPG Partners, L.P...........    780,473     65.0%   3,198,292     6.9%         39.8%         1,613,586    1,584,706
TPG Parallel I, L.P. .......     78,644      6.6%     322,274     *             4.1%           162,592      159,682
Air Partners II, L.P. ......     82,314      6.9%     337,316     *             4.3%           170,181      167,135
Continental Airlines,
  Inc.......................    158,569     13.2%   1,120,000     2.5%          8.6%           317,140      802,860
Mesa Air Group, Inc.........    100,000      8.3%   1,000,269     2.2%          5.7%           200,502      799,767
GPA Group plc...............         --       --    1,384,615     3.0%          1.3%                --    1,384,615
The Copernicus Fund, L.P....         --       --       70,700     *               *             70,700           --
Belmont Capital Partners II,
  L.P.......................         --       --      872,888     1.9%        *                373,367      499,521
Belmont Fund, L.P...........         --       --      392,750     *           *                373,378       19,372
Lehman Brothers
  Holdings Inc..............         --       --    2,844,768     6.4%          2.7%         2,551,526      293,242
William A. Franke...........         --       --      929,334     2.1%        *                929,334           --

- ---------------
  * Less than 1%.

(1) Includes shares of Class B Common Stock issuable upon exercise of outstanding Warrants and options held by the Selling Securityholders.

STOCKHOLDERS' AGREEMENTS

     On August 25, 1994 (the "Effective Date"), the Company, AmWest, GPA, and certain designated stockholder representatives entered into an agreement (the "Stockholders' Agreement") with respect to certain matters involving the Company. Upon the dissolution of AmWest, which occurred immediately following the Effective Date, the provisions of the Stockholders' Agreement with respect to AmWest became binding upon TPG, TPG Parallel, Air Partners II, Continental and Mesa. As used below, "AmWest" means TPG, TPG Parallel, Air Partners II, Continental and Mesa in their capacities as successors-in-interest to AmWest under the Stockholders' Agreement.

     The Stockholders' Agreement provides that, for a period lasting until the first annual meeting after August 25, 1997 (the "Voting Period"), America West's Board of Directors will be comprised of up to 15 members consisting of (i) nine members designated by AmWest; (ii) one member designated by GPA for as long as GPA retains at least 2% of the voting equity securities of the Company (assuming the exercise of all Warrants); and (iii) five independent directors (the "Independent Directors") initially including (a) three directors designated by the official committee of the unsecured creditors, (b) one member designated by the official committee of the equity security holders and (c) one director designated by the pre-Reorganization Board of Directors from among the executive officers of the Company. The Stockholders' Agreement provides that during the Voting Period, AmWest and GPA will vote all shares of Common Stock owned by them in favor of the re-election of the initially designated Independent Directors for as long as such Independent Directors continue to serve.

     In addition, AmWest and GPA agreed that (i) AmWest will vote in favor of GPA's nominee to the Company's Board of Directors, and (ii) GPA will vote in favor of AmWest's nine nominees to the Company's Board of Directors for so long as (a) AmWest owns at least 5% of the voting equity securities of the Company and (b) GPA owns at least 2% of the voting equity securities, assuming the exercise of all Warrants, of the Company.

     The Stockholders' Agreement also provides that no director nominated by AmWest will be an employee or officer of Continental. All directors who are selected by or who are directors of Continental or Mesa and all directors who are employees or officers of Mesa are required by the Stockholders' Agreement to recuse themselves from voting on or receiving confidential information on any matters involving negotiations or direct competition between their respective companies and America West.

     In addition, the Stockholders' Agreement provides that until the first annual meeting after August 25, 1997, the approval of certain transactions in which AmWest or its affiliates may participate will require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of each class of common stock of the Company entitled to vote, voting as a single class and excluding any shares owned by AmWest or any of its affiliates (but not excluding shares owned by Mesa). Transactions to which such restriction applies include any merger or consolidation of the Company with or into AmWest or any of its affiliates, any sale or other disposition of all or a substantial part of the assets of the Company to AmWest or any of its affiliates and certain other transactions with or involving the Company in which AmWest or any of its affiliates would acquire an increased percentage ownership of voting equity securities in the Company. The stockholder voting requirements specified above will not apply to a proposed action approved by (i) the Board of Directors and
(ii) at least three Independent Directors, unless otherwise required by applicable law. The Company does not believe these restrictions will have any adverse effects on the stockholders of the Company.

     Under the terms of the Stockholders' Agreement, neither AmWest nor any affiliate of AmWest may sell or otherwise transfer any Common Stock (other than to an affiliate of the transferor) if, after giving effect thereto and to any related transaction, the total number of shares of Class B Common Stock beneficially owned by the transferor is less than twice the total number of shares of Class A Common Stock beneficially owned by the transferor, except in certain circumstances (which include a transfer or disposition of all shares of Common Stock owned by such person, subject to other applicable provisions of the Stockholders' Agreement).

     In addition, the Stockholders' Agreement provides that, for a period lasting until the first annual meeting after August 25, 1997, without the prior written consent of the Company given pursuant to a resolution adopted by the affirmative vote of not less than 75% of all directors of the Company, AmWest shall not sell, in a single transaction or related series of transactions, shares of Common Stock representing 51% or more of the combined voting power of all shares of Common Stock then outstanding, other than (i) pursuant to or in connection with a tender or exchange offer for all shares of Common Stock and for the benefit of all holders of Class B Common Stock on a pro rata basis at the same price per share and on the same economic terms, (ii) to any affiliate of AmWest or any affiliate of AmWest's partners, (iii) pursuant to a bankruptcy or insolvency proceeding, (iv) pursuant to judicial order, legal process, execution or attachment, (v) in a public offering or (vi) in any other transaction where the purchase price per share is equal to or less than the then-current market price per share.

     TPG, TPG Parallel and Air Partners II have entered into an agreement with Continental pursuant to which such parties have granted Continental the right of first refusal to purchase all, but not less than all, of the America West securities that they may propose to sell, and have agreed to notify Continental prior to selling any such securities. Continental would have the right to purchase such securities on the same terms and conditions that such securities would have been sold, or at a market price. Under the agreement, TPG, TPG Parallel and Air Partners II have agreed to share with Continental certain of the proceeds from their sale or disposition of the securities of America West covered by the agreement, if such sharing of proceeds is necessary to ensure that Continental receives a specified rate of return on its investment in the securities of America West.

     See "Description of Capital Stock" for information regarding limitations on ownership of the Company's Common Stock.

CERTAIN TRANSACTIONS

     The Company has certain alliance agreements with Continental and Mesa. Pursuant to a codesharing agreement with Mesa entered into in December 1992 (which was prior to Mesa becoming a significant stockholder), the Company assesses a per passenger charge for facilities, reservations and other services from Mesa for enplanements on the Mesa system. Such payments by Mesa to the Company totalled approximately $2.5 million for 1994.

     On October 14, 1994, the Company issued $13 million of its 11 1/4% Senior Unsecured Notes due 2001 ("11 1/4% Notes") to Fidelity and $10 million of such notes to Lehman in satisfaction of certain claims and other prepetition obligations totalling approximately $25 million held by Fidelity and Lehman. In connection with the issuance of such notes, Fidelity and Lehman also received cash payments of $2.1 million and $1.2 million, respectively, representing the portion of claims and other prepetition obligations not satisfied by the issuance of the notes and other payments made in connection with the settlement of such claims. In addition, Fidelity held an additional $100 million principal amount of the 11 1/4% Notes. In August 1995, the Company repurchased $48 million principal amount of the 11 1/4% Notes and exchanged the remaining $75 million principal amount of such notes for 10 3/4% Senior Unsecured Notes due 2005. In connection with such transaction, Fidelity was paid a fee equal to 3 5/8% of the principal amount of the new notes ($2,718,750). Fidelity and Lehman are principal stockholders of the Company. See "Selling Securityholders."

     In 1994 and 1995, the Company loaned Mr. Franke $470,282 and $203,136, respectively, for the purpose of enabling him to pay income taxes attributable to certain grants of Class B Common Stock made to Mr. Franke in 1994. In January 1996, the Company loaned Mr. Franke an additional $40,000 in connection with such grants. The loans are each payable in two equal installments on September 26, 2000 and September 26, 2001. The 1994 loan bears interest (payable semi-annually) at the rate of 8% per annum (11% per annum after maturity) and the 1995 and 1996 loans bear interest at the rate of 6.02% per annum (10% per annum after maturity). The loans are secured by a portion of the shares granted to Mr. Franke, but are otherwise non-recourse to Mr. Franke.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 1,200,000 shares of Class A Common Stock, $.01 par value, 100,000,000 shares of Class B Common Stock, $.01 par value, and 48,800,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). As of December 31, 1995, there were 1,200,000 outstanding shares of Class A Common Stock and 44,141,330 outstanding shares of Class B Common Stock.

     The material terms of the Company's capital stock are summarized below. The following description is a summary only, however, and is not intended to be complete and is qualified by reference to the provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Restated Bylaws (collectively, the "Charter Documents") and the agreements referred to in this summary description, copies of each of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. As used in this section, except as otherwise stated or required by context, each reference to AmWest includes any successor by merger, liquidation, consolidation or similar transaction and any wholly owned subsidiary of such entity or such successor.

COMMON STOCK -- ALL CLASSES

     Holders of Common Stock of all classes participate equally as to any dividends or distributions on the Common Stock, except that dividends payable in shares of Common Stock, or securities to acquire Common Stock, are paid in Common Stock, or securities to acquire Common Stock, of the same class as that held by the recipient of the dividend. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock of all outstanding classes are entitled, subject to the rights of preferred stockholders, if any, to receive pro rata all of the assets of the Company available for distribution to the stockholders. Holders of Common Stock have no preemptive, subscription, conversion or redemption rights (other than conversion rights of TPG, TPG Parallel, Air Partners II, Continental and Mesa described below), and are not subject to further calls or assessments. Holders of Common Stock have no right to cumulate their votes in the election of directors. The Common Stock votes together as a single class, subject to the right to a separate class vote in certain instances required by law.

CLASS B COMMON STOCK AND CLASS A COMMON STOCK

     The holders of Class B Common Stock are entitled to one vote per share, and the holders of Class A Common Stock are entitled to 50 votes per share, on all matters submitted to a vote of common stockholders, except that voting rights of non-U.S. citizens are limited as set forth below under "-- Limitation on Voting by Foreign Owners."

     As set forth under the heading "Principal Stockholders," as of March 1, 1996, certain assignees of AmWest (TPG, TPG Parallel, Air Partners II, Continental and Mesa) owned in the aggregate 100% of the outstanding Class A Common Stock and 5,978,151 shares of the outstanding Class B Common Stock (assuming the exercise of all Warrants held by such persons), which collectively represented approximately 61% of the total voting power of America West. As a result of certain agreements and understandings among TPG, TPG Parallel, Air Partners II, Continental, Mesa and GPA, such parties comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act, and accordingly each of such parties may be deemed to beneficially own the securities of the Company owned by the others. As of March 1, 1996, such parties collectively owned 7,362,766 shares of Class B Common Stock (assuming the exercise of all Warrants held by such parties) and 100% of the outstanding Class A Common Stock, which collectively represented approximately 62% of the total voting power of America West. See "Selling Securityholders -- Stockholders' Agreement" above for a discussion of arrangements regarding the composition of the Board of Directors of the Company.

     Holders of Class A Common Stock may at any time elect to convert such shares into an equal number of shares of Class B Common Stock. Class B Common Stock is not convertible into Class A Common Stock.

PREFERRED STOCK

     Pursuant to the Company's Certificate of Incorporation, the Company is authorized to issue 48,800,000 shares of Preferred Stock. The Company's Board of Directors by resolution may authorize the issuance of the Preferred Stock as a class, in one or more series, having the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, preferences and limitations that the Board of Directors fixes without any stockholder approval. No shares of Preferred Stock have been issued.

LIMITATION ON VOTING BY FOREIGN OWNERS

     The Certificate of Incorporation defines "Foreign Ownership Restrictions" as "applicable statutory, regulatory and interpretive restrictions regarding foreign ownership or control of U.S. air carriers (as amended or modified from time to time)." Such restrictions currently require that no more than 25% of the voting stock of the Company be beneficially owned or controlled, directly or indirectly, by persons who are not U.S. citizens for purposes of the Foreign Ownership Restrictions, and that the Company's president and at least two-thirds of its directors be U.S. citizens. The Certificate of Incorporation provides that the voting rights of such persons are subject to automatic suspension to the extent required to ensure that the Company is in compliance with applicable laws relating to ownership or control of a U.S. carrier. The Certificate of Incorporation provides that no shares of capital stock may be voted by or at the direction of non-U.S. citizens, unless such shares are registered on a separate stock record (the "Foreign Stock Record"). The Company's Restated Bylaws further provide that no shares will be registered on the Foreign Stock Record if the amount so registered would exceed the Foreign Ownership Restrictions. Registration on the Foreign Stock Record is made in chronological order based on the date the Company receives a written request for registration.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

     The Company's Charter Documents provide, to the fullest extent permitted by Delaware law as it may from time to time be amended, that no director shall be liable to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director. Delaware law currently provides that such waiver may not apply to liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "DGCL") (governing distributions to stockholders), or (iv) for any transaction from which the director derived any improper personal benefit. The Charter Documents further provide that the Company will indemnify each of its directors and officers to the fullest extent permitted by Delaware law and may indemnify certain other persons as authorized by law.

     Additionally, America West entered into written agreements with each person who served as a director or executive officer of America West as of the date of an Investment Agreement (as defined below) executed in connection with the Reorganization providing for similar indemnification of such person and that no recourse or liability whatsoever with respect to the Investment Agreement, the Plan or consummation of the transactions contemplated thereby shall be had by or in the right of America West against such person.

DELAWARE BUSINESS COMBINATION STATUTE

     Pursuant to the Plan, the Company has elected not to be governed by Section 203 of the DGCL. In general, Section 203 of the DGCL ("Section 203") prohibits a Delaware corporation from entering into a "business combination" with an "interested stockholder" for a period of three years unless certain exceptions are applicable.

     By opting out of Section 203, America West may be foregoing certain "anti-takeover" protections that may otherwise be available to it under Section 203 in the event of an unsolicited takeover offer from a party other than AmWest. However, given the limited protections provided by Section 203, the significant holdings of Common Stock by AmWest or its affiliates after the Effective Date and certain other factors, the Company does not believe that the protections afforded by Section 203 are very significant or that an unsolicited takeover offer is likely to occur.

     With respect to a possible "business combination" by AmWest or its affiliates involving the Company, the protective provisions of Section 203 would not apply to such a transaction because the Board of Directors of the Company approved the transactions contemplated by a third revised investment agreement ("Investment Agreement") executed in connection with the Reorganization and otherwise described herein prior to the date such agreement was entered into and prior to the date that AmWest acquired any shares of Common Stock. However, the Stockholders' Agreement provides that until the first annual meeting after August 25, 1997, the approval of certain transactions in which AmWest or its affiliates may participate will require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of each class of common stock of the Company entitled to vote, voting as a single class and excluding any shares owned by AmWest or any of its affiliates (but not excluding shares owned by Mesa). Transactions to which such restriction applies include any merger or consolidation of the Company with or into AmWest or any of its affiliates, any sale or other disposition of all or a substantial part of the assets of the Company to AmWest or any of its affiliates and certain other transactions with or involving the Company in which AmWest or any of its affiliates would acquire an increased percentage ownership of voting equity securities in the Company. The stockholder voting requirements specified above will not apply to a proposed action approved by (i) the Board of Directors and
(ii) at least three Independent Directors, unless otherwise required by applicable law. The Company does not believe these restrictions will have any adverse effects on the stockholders of the Company.

TRANSFER AGENT

     The transfer agent for the Common Stock is First Interstate Bank of California, whose address is 707 Wilshire Boulevard, Los Angeles, California 90017.

                            DESCRIPTION OF WARRANTS

GENERAL

     The Warrants were issued under a Warrant Agreement dated August 25, 1994 (the "Warrant Agreement") between the Company and First Interstate Bancorp as warrant agent (the "Warrant Agent"). The material terms of the Warrants and the Warrant Agreement are summarized below. The statements under this caption relating to the Warrants and the Warrant Agreement are summaries only, however, and do not purport to be complete. Such summaries make use of terms defined in the Warrant Agreement and are qualified in their entirety by express reference to the Warrant Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. All section references under this heading are references to sections of the Warrant Agreement.

     Each of the 5,735,900 Warrants offered hereby entitles the registered holder to purchase from the Company one share of Class B Common Stock at a price of $12.74 subject to adjustment as provided in the Warrant Agreement. The Warrants are exercisable by the holders at any time before August 25, 1999 (the "Expiration Date"). (Section 3.01)

CERTAIN TERMS OF THE WARRANTS

     Exercise of Warrants. Warrants may be exercised by surrendering the Warrant Certificate evidencing such Warrants at the Warrant Agent's Office with the Election to Exercise form duly completed and executed. Surrendered Warrant Certificates must be accompanied by payment in full to the Warrant Agent for the account of the Company (i) in cash, (ii) by certified or official bank check or
(iii) by any combination of (i) or (ii) of the exercise price for each share of Class B Common Stock as to which Warrants are exercised and any applicable taxes that the Company is not required to pay as set forth in Sections 4.08 or 6.01. (Section 3.02(a)).

     The Company will not be required to issue fractional shares of Class B Common Stock upon the exercise of the Warrants. In lieu thereof, the Company, at its option, may purchase the fraction for an amount in cash equal to the then-current market value of the fraction (as defined in Section 4.01(d)) or issue scrip of the

Company that is non-dividend bearing, non-voting and exchangeable in combination with other similar scrip for the number of full shares of Class B Common Stock represented thereby. (Section 3.03)

     The Company has the right, except as limited by law or other agreement, to purchase or otherwise acquire Warrants at such times, in such manner and for such consideration as it may deem appropriate. (Section 3.04)

     The Company will, at all times, reserve and keep available free of preemptive rights out of its authorized and unissued Class B Common Stock, the full number of shares of Class B Common Stock, if any, issuable if all outstanding Warrants then exercisable were to be exercised. Any shares of Class B Common Stock issued upon a Warrant holder's exercise of any Warrant shall be validly authorized and issued, fully paid, non-assessable, free of preemptive rights and free from all taxes (other than those required to be paid by the holder or its transferees), liens, charges, security interests and claims created or incurred by the Company in respect of the issuance thereof. (Sections 3.02(b); 4.06)

     Adjustment of Warrant Price. The exercise price for the Warrants and the number of shares of Class B Common Stock purchasable upon exercise of each Warrant are subject to adjustment in certain events, including (a) the payment of a dividend in Common Stock or combinations, subdivisions, or reclassifications of the Common Stock, (b) the issuance to holders of Class B Common Stock (without any charge to such holders) of rights, options or warrants entitling the holders thereof to purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then-current market price per share, and (c) certain distributions by the Company to holders of Common Stock of evidences of its indebtedness or assets (excluding any cash dividend or distribution out of retained earnings), all as described in the Warrant Agreement. The Company is not required to make any adjustment to the exercise price unless such adjustment would require an increase or decrease of at least $.05 in the exercise price then subject to adjustment; provided, however, that any adjustments that are not made for this reason must be carried forward and taken into account in any subsequent adjustment. (Section 4.01) The Company may, at its option, reduce the exercise price at any time.

     Rights Upon Consolidation, Merger, Sale, Transfer or Reclassification. In the event of certain consolidations with or mergers of the Company into another corporation or in the event of certain leases, sales or conveyances of the property of the Company to another corporation, the holder of each outstanding Warrant shall have the right to receive, upon exercise of the Warrant, the kind and amount of shares, securities, property or cash receivable upon such consolidation, merger, lease, sale or conveyance by a holder of one share of Class B Common Stock. (Section 4.05(a))

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, each holder of a Warrant may receive, upon exercise of such Warrant in accordance with the Warrant Agreement, the same kind and amount of any stock, securities or assets as may be issuable, distributable or payable on any such dissolution, liquidation, or winding up with respect to each share of Class B Common Stock of the Company. (Section 4.05(b))

     In the event of certain reclassifications or changes of the shares of Class B Common Stock issuable upon exercise of the Warrants or in the event of the consolidation or merger of another corporation into the Company in which the Company is the continuing corporation in which the holders of the shares of Common Stock thereafter receive shares, other securities, property or cash for such shares of Common Stock, each holder of a Warrant shall have the right to receive, upon exercise of the Warrant, the kind and amount of shares, other securities, property or cash receivable upon such reclassification or change. (Section 4.05(c))

     Rights as Warrantholders. A holder of Warrants does not have any rights whatsoever as a stockholder of the Company, either at law or equity, including but not limited to the right to vote at, or to receive notice of, any meeting of stockholders of the Company. No consent of any holder of Warrants is required with respect to any action or proceeding of the Company, nor do holders, by reason of the ownership or possession of a Warrant, have any right to receive any cash dividends, stock dividends, allotments or rights, or other distributions paid, allotted or distributed or distributable to the stockholders of the Company. A holder of a

Warrant shall not have any rights unless the right is expressly conferred by the Warrant Agreement or by a Warrant Certificate held by the holder. (Section 5.01)

TRANSFER AGENT

     The transfer agent for the Warrants is First Interstate Bank of California, whose address is 707 Wilshire Boulevard, Los Angeles, California 90017.

                              PLAN OF DISTRIBUTION

     Selling Securityholders may sell or distribute their Securities in transactions through such underwriters (as may be approved by the Company), brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with one or more Selling Securityholders; provided, however, that pursuant to the Stockholders' Agreement, certain of the Selling Securityholders have agreed that (i) they will not dispose of any Common Stock (other than to an affiliate of the transferor) if, after giving effect thereto and to any related transaction, the total number of shares of Class B Common Stock beneficially owned by the transferor is less than twice the total number of shares of Class A Common Stock beneficially owned by the transferor; provided, however, that the preceding will not prohibit any person from transferring or otherwise disposing of all shares of Common Stock owned by such person, subject to other applicable provisions of the Stockholders' Agreement;
(ii) all of the Securities issued to such Selling Securityholders shall bear a legend to the effect that the Securities may not be sold, transferred or otherwise disposed of except in accordance with applicable securities laws and the Stockholders' Agreement; and (iii) subject to certain exceptions they will not, prior to the end of the Voting Period, without the prior written consent of the Company given pursuant to a resolution adopted by the affirmative vote of not less than 75% of all of the directors of the Company, sell in a single transaction or a related series of transactions shares of Common Stock representing 51% or more of the combined voting power of all shares of Common Stock then outstanding, other than pursuant to or in connection with a tender or exchange offer for all shares of Common Stock and for the benefit of all holders of Class B Common Stock on a pro rata basis at the same price per share and on the same economic terms. See "Selling Securityholders -- Stockholders' Agreement."

     The distribution of the Securities may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (i) in the over-the-counter market, (ii) in transactions otherwise than in the over-the-counter market or (iii) through the writing of options on the Securities (whether such options are listed on an options exchange or otherwise). Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. If the Selling Securityholders effect such transactions by selling Securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved). The Selling Securityholders and any brokers, dealers or agents that participate in the distribution of the Securities might be deemed to be underwriters, and any profit on the sale of Securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling Securityholders may pledge their Securities from time to time in connection with such Securityholders' financing arrangements. The Copernicus Fund, L.P. may pledge some of its Class B Common Stock to Bear, Stearns Securities Corp. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the underlying Securities, such pledgees may be deemed underwriters with respect to such Securities and sales by them may be effected under this Prospectus. The Company will not receive any of the proceeds from the sale of any of the Securities by the Selling Securityholders.

     At the time a particular offer of Securities is made, a Prospectus Supplement, to the extent required, will be distributed which will set forth the aggregate amount and type of Securities being offered, the names of the

Selling Securityholders, the purchase price, the amount of expenses of the offering and the terms of the offering, including the name or names of any underwriters, brokers, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders.

     Under the securities laws of certain states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless the Securities have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock and certain legal matters relating to Warrants offered hereby have been passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements and financial statement schedule of America West Airlines, Inc., as of December 31, 1995 and 1994, and for the year ended December 31, 1995, the period August 26, 1994 through December 31, 1994, the period January 1, 1994 through August 25, 1994 and for the year ended December 31, 1993, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The reports of KPMG Peat Marwick LLP as of December 31, 1995 and 1994 and for the year ended December 31, 1995, the period August 26, 1994 through December 31, 1994, the period January 1, 1994 through August 25, 1994 and for the year ended December 31, 1993 contain an explanatory paragraph that states on August 25, 1994, America West Airlines, Inc. emerged from bankruptcy. The financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start reporting. As a result, the financial statements of the Reorganized Company are presented on a different basis of accounting than those of the Predecessor Company and therefore, are not comparable in all respects.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SECURITYHOLDERS OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents
  by Reference........................    2
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   10
Capitalization........................   10
Selling Securityholders...............   11
Description of Capital Stock..........   14
Description of Warrants...............   16
Plan of Distribution..................   18
Legal Matters.........................   19
Experts...............................   19

======================================================

                          AMERICA WEST AIRLINES[tm]

                               1,200,000 SHARES
                             CLASS A COMMON STOCK

                               6,762,306 SHARES
                             CLASS B COMMON STOCK

                              5,735,900 CLASS B
                            COMMON STOCK WARRANTS

                           ------------------------
                                  PROSPECTUS
                           ------------------------
                                APRIL 1 ,1996

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby (and estimated expenses in connection with Registration Statement No. 33-54243):

    Securities and Exchange Commission Filing Fee............     $  5,894*
    Blue Sky Filing Fees and Expenses........................       15,000
    Printing Costs...........................................      200,000
    Legal Fees and Expenses..................................      200,000
    Accounting Fees and Expenses.............................      100,000
    Miscellaneous............................................       29,106
                                                                  --------
              Total..........................................     $550,000*
                                                                  ========

* Does not include a filing fee of $75,432 paid in connection with Registration Statement No. 33-54243.

 ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("DGCL") authorizes, inter alia, a corporation generally to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, in a similar position with another corporation or entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation; however, an indemnitee who acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation is generally limited to attorneys' fees and other expenses, and no indemnification shall be made if such person is adjudged liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that indemnification is appropriate. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority vote of a quorum of disinterested directors so directs, that indemnification of the indemnitee is proper because he has met the applicable standard of conduct. Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law agreement, vote of stockholders or disinterested directors or otherwise.

     Section 8.02 of the Company's By-laws, a copy of which is filed as Exhibit
3.2 to this Registration Statement provides, in substance, that directors, officers, employees and agents shall be indemnified to the fullest extent permitted by Section 145 of the DGCL.

     Article 12.0 of the Company's Restated Certificate of Incorporation, a copy of which is filed as Exhibit 3.1 to this Registration Statement, limits the liability of directors of the Company to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the DGCL. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchase or redemptions as provided in section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The Restated Certificate of Incorporation also provides that if the DGCL is amended after the approval of the Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company will be eliminated or limited to the full extent permitted by the DGCL, as so amended.

     The form of the Third Revised Investment Agreement filed as Exhibit 10.1 to this Registration Statement contains certain provisions for indemnification of directors and officers of the Company and the Selling Securityholder against civil liabilities under the Securities Act. Certain of these provisions are set forth in the form of the Registration Rights Agreement filed as Exhibit 4.6 to this Registration Rights Agreement.

     The Company has indemnification agreements with certain of its directors providing for indemnification to the fullest extent permitted by the laws of the State of Delaware. These agreements provide for specific procedures to better assure the directors' rights to indemnification, including procedures for directors to submit claims, for determination of directors entitled to indemnification (including the allocation of the burden of proof and selection of a reviewing party) and for enforcement of directors' indemnification rights.

ITEM 16.  EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:

     EXHIBIT
      NUMBER                                           TITLE
     -------                                           -----
         1.1      -- Form of Purchase Agreement -- Incorporated by reference to the Company's
                     Form S-3 (33-54243).
         2.1      -- The Company's Plan of Reorganization, as amended under Chapter 11 of the
                     Bankruptcy Code -- Incorporated by reference to the Company's Report on
                     Form 8-K dated September 9, 1994.
         4.1      -- Indenture for 10 3/4% Senior Unsecured Notes due 2003 -- Incorporated by
                     reference to the Company's Form S-4 (No. 33-61099).
         4.2      -- Form of Senior Note (included as Exhibit A to Exhibit 4.1 above).
         4.3      -- Warrant Agreement dated August 25, 1994 between America West Airlines,
                     Inc. and First Interstate, N.A., as Warrant Agent -- Incorporated by
                     reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.4      -- Form of Warrant (included as Exhibit A to Exhibit 4.3 above).
         4.5      -- Stockholders' Agreement for America West Airlines, Inc. dated August 25,
                     1994 among America West Airlines, Inc., AmWest Partners, L.P., GPA Group
                     plc and certain other Stockholder Representatives -- Incorporated by reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.6      -- First Amendment to Stockholders' Agreement for America West Airlines, Inc.
                     dated September 6, 1994 among Air Partners II, L.P., TPG Partners, L.P.,
                     TPG Parallel I, L.P., Continental Airlines, Inc., Mesa Airlines, Inc., GPA
                     Group plc and certain other stockholder representatives -- Incorporated by reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.6      -- Registration Rights Agreement dated August 25, 1994 among America West
                     Airlines, Inc., AmWest Partners, L.P. and other holders -- Incorporated by reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.7      -- Article 4.0 of the Company's Restated Certificate of Incorporation
                     (included in Exhibit 3.1 above).
        *5.1      -- Opinion of Andrews & Kurth L.L.P.
       *23.1      -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1 above).
       *23.2      -- Consent of KPMG Peat Marwick LLP (independent auditors).
       *24.1      -- Power of Attorney (included on the signature pages of this Registration
                     Statement.)

- ---------------
* Filed herewith.

     All other schedules for which provision is made in Regulation S-X of the Commission are not required under the related instructions or are inapplicable or the required information is included in the financial statements or notes thereto and, therefore, have been omitted.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PHOENIX, STATE OF ARIZONA, ON THE 31ST DAY OF MARCH, 1996.

                                          AMERICA WEST AIRLINES, INC.

                                          By:      /s/WILLIAM A. FRANKE
                                            ------------------------------------
                                                     William A. Franke
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below appoints William A. Franke, W. Douglas Parker and Stephen L. Johnson, and each of them acting alone, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him, or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments or additional registration statements) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED BELOW ON MARCH 31, 1996.

                SIGNATURE                                          TITLE
                ---------                                          -----
          /s/  WILLIAM A. FRANKE                 Chairman of the Board and Chief Executive
- ------------------------------------------                         Officer
            William A. Franke

          /s/  W. DOUGLAS PARKER                 Senior Vice President and Chief Financial
- ------------------------------------------                         Officer
            W. Douglas Parker

         /s/  MICHAEL R. CARREON                       Vice President and Controller
- ------------------------------------------
            Michael R. Carreon

          /s/  JULIA CHANG BLOCH                                 Director
- ------------------------------------------
            Julia Chang Bloch

        /s/  STEPHEN F. BOLLENBACH                               Director
- ------------------------------------------
          Stephen F. Bollenbach

      /s/  FREDERICK W. BRADLEY, JR.                             Director
- ------------------------------------------
        Frederick W. Bradley, Jr.

                SIGNATURE                                          TITLE
                ---------                                          -----
                                                                 Director
- ------------------------------------------
             James G. Coulter

           /s/  JOHN F. FRASER                                   Director
- ------------------------------------------
              John F. Fraser

           /s/  JOHN L. GOOLSBY                                  Director
- ------------------------------------------
             John L. Goolsby

         /s/  RICHARD C. KRAEMER                                 Director
- ------------------------------------------
            Richard C. Kraemer

            /s/  JOHN R. POWER                                   Director
- ------------------------------------------
            John R. Power, Jr.

           /s/  LARRY L. RISLEY                                  Director
- ------------------------------------------
             Larry L. Risley

            /s/  FRANK B. RYAN                                   Director
- ------------------------------------------
              Frank B. Ryan

         /s/  RICHARD P. SCHIFTER                                Director
- ------------------------------------------
           Richard P. Schifter

           /s/  JOHN F. TIERNEY                                  Director
- ------------------------------------------
             John F. Tierney

          /s/  RAYMOND S. TROUBH                                 Director
- ------------------------------------------
            Raymond S. Troubh

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                      TITLE
       -------                                     -----
         1.1      -- Form of Purchase Agreement -- Incorporated by reference to the
                     Company's Form S-3 (33-54243).
         2.1      -- The Company's Plan of Reorganization, as amended under Chapter 11 of the Bankruptcy Code -- Incorporated by reference to the
                     Company's Report on Form 8-K dated September 9, 1994.
         4.1      -- Indenture for 10 3/4% Senior Unsecured Notes due
                     2003 -- Incorporated by reference to the Company's Form S-4 (No.
                     33-61099).
         4.2      -- Form of Senior Note (included as Exhibit A to Exhibit 4.1 above).
         4.3      -- Warrant Agreement dated August 25, 1994 between America West
                     Airlines, Inc. and First Interstate, N.A., as Warrant
                     Agent -- Incorporated by reference to the Company's Report on
                     Form 8-K dated September 9, 1994.
         4.4      -- Form of Warrant (included as Exhibit A to Exhibit 4.3 above).
         4.5      -- Stockholders' Agreement for America West Airlines, Inc. dated
                     August 25, 1994 among America West Airlines, Inc., AmWest
                     Partners, L.P., GPA Group plc and certain other Stockholder
                     Representatives -- Incorporated by reference to the Company's
                     Report on Form 8-K dated September 9, 1994.
         4.6      -- First Amendment to Stockholders' Agreement for America West
                     Airlines, Inc. dated September 6, 1994 among Air Partners II,
                     L.P., TPG Partners, L.P., TPG Parallel I, L.P., Continental
                     Airlines, Inc., Mesa Airlines, Inc., GPA Group plc and certain other stockholder representatives -- Incorporated by reference to the Company's Report on Form 8-K dated September 9, 1994.
         4.6      -- Registration Rights Agreement dated August 25, 1994 among America
                     West Airlines, Inc., AmWest Partners, L.P. and other
                     holders -- Incorporated by reference to the Company's Report on
                     Form 8-K dated September 9, 1994.
         4.7      -- Article 4.0 of the Company's Restated Certificate of
                     Incorporation (included in Exhibit 3.1 above).
        *5.1      -- Opinion of Andrews & Kurth L.L.P.
       *23.1      -- Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1 above).
       *23.2      -- Consent of KPMG Peat Marwick LLP (independent auditors).
       *24.1      -- Power of Attorney (included on the signature pages of this
                     Registration Statement.)

- ---------------
* Filed herewith.